INVESTMENT MANAGEMENT

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VOYA®

Exhibit (d)(3)(iii)

May 1, 2021

Voya Variable Portfolios, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement ("ELA") between Voya Investments, LLC ("VIL") and Voya Variable Portfolios, Inc. ("VVPI"), on behalf of Voya International Index Portfolio (the "Portfolio"), intending to be legally bound hereby, VIL, the investment manager to the Portfolio, agrees that, from May 1, 2021 through May 1, 2022, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio shall be as follows:

Series

Maximum Operating Expense Ratios

(as a percentage of average net assets)

	Adviser	Class I	Class S	Class S2
	Class
Voya International Index Portfolio	0.95%	0.45%	0.70%	0.85%

We are willing to be bound by this letter agreement to lower our fees for the period from May 1, 2021 through May 1, 2022. The method of computation to determine the amount of the fee waiver and the definitions as set forth in ELA shall apply, subject to possible recoupment by VIL within 36 months. This letter agreement shall terminate upon termination of the ELA.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

May 1, 2021

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of VVPI.

Sincerely,

By: /s/ Todd Modic____________

Todd Modic

Senior Vice President

Voya Investments, LLC

Accepted:

By: /s/ Kimberly A. Anderson

Kimberly A. Anderson

Senior Vice President

Voya Variable Portfolios, Inc.